Dreyfus
Midcap Index Fund, Inc.

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Midcap Index Fund, Inc., covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Tom Durante, CFA.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, the rate of corporate earnings growth appears to have slowed dramatically and high energy prices threaten to erode the rate of economic growth. Though these factors may suggest the U.S. economy is moving toward a new phase of the business cycle, we believe the current economic cycle still favors higher-quality stocks, which currently offer favorable relative and absolute valuations.

Of course, the specific investments that may be right for you in today's economic and market environment depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific asset classes and investments that will satisfy your financial needs most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

How did Dreyfus Midcap Index Fund, Inc. perform relative to its benchmark?

For the 12-month period ended October 31, 2004, Dreyfus Midcap Index Fund, Inc. produced a total return of 10.50%.[1] The Standard & Poor's MidCap 400 Index ("S&P 400 Index"), the fund's benchmark, produced a total return of 11.04% for the same period.[2,3]

We attribute the fund's performance to an improving U.S. economy, which benefited from strong global growth, low interest rates and low inflation. The difference between the fund's return and the S&P 400 Index's return was primarily the result of transaction costs and other fund expenses.

What is the fund's investment approach?

The fund seeks to match the total return of the S&P 400 Index. To pursue that goal, the fund generally invests in all 400 stocks in the S&P 400 Index, in proportion to their weighting in the S&P 400 Index. The fund may also use stock index futures whose performance is tied to the S&P 400 Index as a substitute for the sale or purchase of stocks. Often considered a barometer for the midcap stock market in general, the S&P 400 Index is composed of 400 stocks of midsize domestic companies across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 400 Index than smaller ones.

As an index fund, the fund uses a passive management approach: all investment decisions are made based on the composition of the S&P 400 Index. The fund does not attempt to manage market volatility.

Compared to larger, more established companies, midsize companies are subject to more erratic market movements and may carry additional risks because, among other things, their revenues and earnings tend to be less predictable.

What other factors influenced the fund's performance?

When the reporting period began, the U.S. economy already had begun to show signs of strengthening in an environment characterized by low inflation and low interest rates. Many U.S. companies took advantage of the low interest-rate environment to refinance their outstanding debt at lower rates. At the same time, reductions in personal and corporate income tax rates provided support for consumer and business spending. Stronger global economic activity, especially in China and India, helped further boost U.S. business conditions, especially for exporters. Partially offsetting these favorable influences were a number of forces that weighed heavily on investor sentiment during the second half of the reporting period, including surging oil prices, rising short-term interest rates, the presidential election and the insurgency in Iraq.

In this environment, the market's best returns of the reporting period stemmed from the industrials group, where a number of companies attempted to meet rising global demand by building new factories in the United States and abroad. Demand from China and other emerging markets for the commodities and services used in creating a larger industrial infrastructure particularly benefited midcap U.S. industrial parts manufacturers, metals and mining businesses, chemical producers, forest products companies, paper manufacturers and electrical equipment producers.

In the financials area, bank stocks fared particularly well as consumers and businesses took advantage of low interest rates to take new loans or refinance existing ones. For example, mortgage refinancing activity was strong during the first half of the reporting period as homeowners attempted to reduce their monthly payments in the low interest-rate environment. In addition, the financial group generally benefited from higher levels of mergers-and-acquisition activity, as larger banks purchased their small and midsize competitors.

Energy stocks rose during the reporting period as midcap refiners and oil services firms benefited from higher oil and gas prices. The fund also received positive contributions from the gaming industry and electric utilities, many of which refinanced their debt at lower interest rates.

On the other hand, the fund received disappointing results from semiconductor manufacturers, which suffered from rising costs and higher inventories of unsold goods. For-profit education companies also produced relatively poor results as a number of companies were subject during the reporting period to questions regarding the accuracy of their accreditation claims and accounting practices.

What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the return of the S&P 400 Index by investing in all 400 stocks that comprise the S&P 400 Index. Accordingly, as of the end of the reporting period, the fund's assets were allocated in proportions that closely approximated each industry group's representation in the S&P 400 Index.

November 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. market.*

[3] *Standard & Poor's®," "S&P®," and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Midcap Index Fund, Inc. and the Standard & Poor's MidCap 400 Index

Average Annual Total Returns *as of 10/31/04*

	1 Year	5 Years	10 Years
Fund	**10.50%**	**9.18%**	**13.92%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Dreyfus Midcap Index Fund, Inc. on 10/31/94 to a $10,000 investment made in the Standard & Poor's MidCap 400 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. stock market and does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Midcap Index Fund, Inc. from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 2.56
Ending value (after expenses)	$1,036.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

Expenses paid per $1,000†	$ 2.54
Ending value (after expenses)	$1,022.62

† Expenses are equal to the fund's annualized expense ratio of .50%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2004

Common Stocks—97.8%	Shares		Value ($)
Consumer Cyclical—15.4%			
Abercrombie & Fitch, Cl. A	143,110		5,607,049
Aeropostale	84,985	a	2,681,277
AirTran Holdings	129,550	a	1,505,371
Alaska Air Group	40,637	a	1,070,379
American Eagle Outfitters	108,550		4,437,524
AnnTaylor Stores	108,040	a	2,426,578
Applebee's International	124,250		2,841,598
ArvinMeritor	105,038		1,960,009
BJ's Wholesale Club	105,454	a	3,061,329
Bandag	29,350		1,350,100
Barnes & Noble	106,090	a	3,529,614
Bob Evans Farms	53,394		1,272,913
Borders Group	115,545		2,633,271
BorgWarner	84,485		3,918,414
Boyd Gaming	131,250		4,395,562
Brinker International	135,966	a	4,391,701
CBRL Group	73,725		2,673,269
CDW	125,800		7,803,374
Caesars Entertainment	468,840	a	8,392,236
Callaway Golf	113,895		1,187,925
CarMax	157,415	a	4,146,311
Cheesecake Factory	78,450	a	3,405,515
Chico's FAS	135,305	a	5,416,259
Claire's Stores	149,764		3,896,859
Dollar Tree Stores	171,850	a	4,966,465
Fastenal	114,900		6,345,927
Federal Signal	72,863		1,210,983
Foot Locker	235,590		5,748,396
Furniture Brands International	82,785	b	1,805,541
GTECH Holdings	178,625		4,228,054
Gentex	117,200		3,868,772
HNI	87,052		3,516,901
Harman International Industries	99,940		12,010,789
Herman Miller	107,850		2,491,335
International Speedway, Cl. A	80,650		3,793,776
JetBlue Airways	156,450	a,b	3,449,723
Krispy Kreme Doughnuts	93,485	a,b	990,941

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Lear	103,845	5,599,322
Mandalay Resort Group	102,163	7,028,814
Michaels Stores	206,680	6,014,388
Modine Manufacturing	52,270	1,605,212
Mohawk Industries	101,040 a	8,596,483
99 CENTS Only Stores	105,195 a	1,621,055
Neiman Marcus Group, Cl. A	74,650	4,540,960
O'Reilly Automotive	83,400 a,b	3,591,204
Outback Steakhouse	111,495	4,414,087
PETsMART	219,800	7,029,204
Pacific Sunwear of California	112,200 a	2,629,968
Payless ShoeSource	103,090 a	980,386
Pier 1 Imports	132,305	2,374,875
Ross Stores	223,300	5,866,091
Ruby Tuesday	99,395	2,455,057
Ruddick	70,680	1,422,788
Saks	214,770 a	2,624,489
Sotheby's Holdings, Cl. A	95,627 a	1,787,269
Superior Industries International	40,350 b	1,100,345
Thor Industries	86,385	2,402,367
Timberland, Cl. A	53,425 a	3,280,295
Urban Outfitters	121,800 a	4,993,800
Whole Foods Market	94,200	7,670,706
Williams-Sonoma	175,925 a	6,715,057
		234,776,262
Consumer Staples−3.5%		
Blyth	61,850	1,859,830
Church & Dwight	93,514	2,545,451
Constellation Brands, Cl. A	162,415 a	6,371,540
Dean Foods	238,858 a	7,129,911
Hormel Foods	210,035	5,904,084
J. M. Smucker	88,388	3,933,266
Lancaster Colony	53,949	2,318,728
PepsiAmericas	209,235	4,237,009
Sensient Technologies	70,978	1,541,642
Smithfield Foods	167,320 a	4,054,164
Tootsie Roll Industries	79,153	2,399,919

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Tupperware	88,640	1,479,402
Tyson Foods, Cl. A	534,335	7,747,857
Universal	38,666	1,770,129
		53,292,932
Energy−9.5%		
AGL Resources	98,302	3,067,022
Aqua America	140,805	3,077,997
Cooper Cameron	83,185 [a]	4,021,995
ENSCO International	228,645	6,985,105
Equitable Resources	93,590	5,175,527
FMC Technologies	102,151 [a]	3,088,025
Forest Oil	89,235 [a]	2,721,668
Grant Prideco	185,748 [a]	3,818,979
Helmerich & Payne	76,285	2,177,937
Murphy Oil	139,224	11,140,704
National Fuel Gas	125,024	3,503,172
National-Oilwell	130,000 [a]	4,382,300
Newfield Exploration	94,285 [a]	5,487,387
Noble Energy	88,462	5,130,796
ONEOK	156,015	4,184,322
Patterson-UTI Energy	252,600	4,857,498
Pioneer Natural Resources	220,225	7,135,290
Plains Exploration & Production	116,695 [a]	2,917,375
Pogo Producing	96,740	4,435,529
Pride International	205,835 [a]	3,803,831
Questar	127,096	6,100,608
Smith International	158,635 [a]	9,213,521
Tidewater	91,790	2,839,065
Varco International	147,708 [a]	4,088,557
Vectren	114,975	2,974,403
WGL Holdings	73,640	2,095,058
Weatherford International	202,103 [a]	10,561,903
Western Gas Resources	111,695	3,271,547
XTO Energy	391,992	13,084,693
		145,341,814

Common Stocks (continued)	Shares		Value ($)
Health Care–10.0%			
Apria Healthcare Group	75,600	a	2,068,416
Barr Pharmaceuticals	158,177	a	5,955,364
Beckman Coulter	92,764		5,519,458
Cephalon	85,800	a	4,090,086
Charles River Laboratories International	97,600	a	4,566,704
Community Health Systems	131,915	a	3,537,960
Covance	94,790	a	3,765,059
Coventry Health Care	135,605	a	5,546,245
Cytyc	168,150	a	4,387,034
DENTSPLY International	121,850		6,337,419
Edwards Lifesciences	90,385	a	3,089,359
First Health Group	138,770	a	2,209,218
Health Net	169,440	a	4,110,614
Henry Schein	65,950	a	4,170,019
Hillenbrand Industries	93,690		4,663,888
INAMED	53,900	a	2,864,785
IVAX	378,657	a	6,853,691
Invitrogen	79,700	a,b	4,614,630
LifePoint Hospitals	58,600	a	1,899,812
Lincare Holdings	151,250	a	5,559,950
Millennium Pharmaceuticals	461,862	a	5,994,969
Omnicare	157,565		4,347,218
PacifiCare Health Systems	130,222	a	4,638,508
Par Pharmaceutical Cos	51,400	a	2,027,730
Patterson	207,000	a	7,762,500
Perrigo	107,000		1,945,260
Protein Design Labs	143,950	a	2,756,643
Renal Care Group	101,540	a	3,204,602
STERIS	104,545	a	2,167,218
Sepracor	132,600	a	6,090,318
Triad Hospitals	116,247	a	3,839,638
Universal Health Services, Cl. B	88,035		3,658,735
VCA Antech	124,000	a	2,780,080
VISX	74,950	a	1,250,166
Valeant Pharmaceuticals International	127,150		3,051,600

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Varian	52,500 a	1,915,200
Varian Medical Systems	205,580 a	8,254,037
Vertex Pharmaceuticals	121,050 a	1,317,024
		152,811,157
Interest Sensitive−18.2%		
A.G. Edwards	119,924	4,348,444
AMB Property	125,150	4,693,125
Allmerica Financial	80,585 a	2,425,609
American Financial Group	111,454	3,299,038
AmeriCredit	238,545 a	4,627,773
AmerUs Group	59,160 b	2,471,705
Arthur J. Gallagher Co	139,055	3,907,446
Associated Banc-Corp	195,793	6,792,059
Astoria Financial	115,750	4,524,668
BISYS Group	182,625 a	2,666,325
Bank of Hawaii	79,555	3,798,751
Banknorth Group	261,755	9,232,098
Brown & Brown	104,340	4,357,238
Certegy	95,960	3,392,186
City National	74,287	5,118,374
Colonial BancGroup	202,175	4,377,089
Commerce Bancorp	118,950 b	7,046,598
Compass Bancshares	185,700	8,870,889
Cullen/Frost Bankers	78,030	3,823,470
Developers Diversified Realty	154,800	6,470,640
Eaton Vance	102,445	4,468,651
Everest Re Group	84,685	6,721,448
Fidelity National Financial	262,865	9,920,525
First American	134,105	4,182,735
FirstMerit	128,350	3,353,786
Greater Bay Bancorp	77,500	2,421,488
HCC Insurance Holdings	97,940	2,908,818
Hibernia, Cl. A	235,195	6,820,655
Highwoods Properties	81,230	2,015,316
Horace Mann Educators	64,700	1,099,900
Hospitality Properties Trust	101,740	4,359,559
Independence Community Bank	127,100	4,782,773

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
IndyMac Bancorp	92,690	2,990,179
Investors Financial Services	100,300	3,860,547
Jefferies Group	85,730	3,440,345
LaBranche & Co	90,535 [a]	641,893
Legg Mason	152,485	9,714,819
Liberty Property Trust	128,850	5,224,868
Mack-Cali Realty	91,785	4,054,143
Mercantile Bankshares	119,701	5,834,227
MoneyGram International	134,055	2,493,423
New Plan Excel Realty Trust	154,810	4,049,830
New York Community Bancorp	400,719	7,357,200
Ohio Casualty	93,035 [a]	1,942,571
Old Republic International	275,710	6,437,829
PMI Group	145,460	5,646,757
Protective Life	105,045	4,128,269
Radian Group	140,405	6,729,612
Raymond James Financial	111,695	2,915,240
Rayonier	75,116	3,560,498
SEI Investments	156,000	5,614,440
Silicon Valley Bancshares	53,925 [a]	2,157,539
StanCorp Financial Group	42,950	3,237,571
TCF Financial	211,290	6,659,860
United Dominion Realty Trust	193,620	4,081,510
Unitrin	103,590	4,473,016
W.R. Berkley	127,300	5,440,802
Waddell & Reed Financial, Cl. A	124,850	2,623,099
Washington Federal	118,780	3,031,266
Webster Financial	80,330	3,839,774
Westamerica Bancorporation	48,000	2,745,120
Wilmington Trust	100,440	3,471,206
		277,696,632
Producer Goods & Services–14.8%		
AGCO	136,605 [a]	2,652,869
Airgas	112,895	2,777,217
Albemarle	62,900	2,254,965
Alexander & Baldwin	64,437	2,361,938
Alliant Techsystems	56,900 [a]	3,271,181

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Arch Coal	92,400	3,004,848
Bowater	84,195	3,101,744
Brink's	85,935	2,758,514
C.H. Robinson Worldwide	129,300	6,974,442
CNF	77,085	3,374,781
Cabot	93,440	3,184,435
Carlisle Cos	47,182	2,742,690
Crompton	173,503	1,613,578
Cytec Industries	59,200	2,753,392
D.R. Horton	353,045	10,591,350
Donaldson	130,766	3,883,750
Dycom Industries	73,500 a	2,399,775
Energizer Holdings	118,050 a	5,481,062
Expeditors International of Washington	160,400	9,158,840
FMC	55,200 a	2,420,520
Ferro	63,449	1,336,870
Flowserve	83,650 a	1,805,167
GATX	74,696	2,037,707
Graco	104,845	3,606,668
Granite Construction	62,987	1,529,324
Harsco	62,296	3,018,241
Hovnanian Enterprises, Cl. A	92,540 a	3,473,952
Hubbell, Cl. B	92,165	4,213,784
J.B. Hunt Transport Services	122,200	4,993,092
Jacobs Engineering Group	85,227 a	3,471,296
Kennametal	55,250	2,570,783
L-3 Communications Holdings	161,815	10,668,462
Lennar, Cl. A	236,170	10,622,926
Longview Fibre	77,286	1,190,204
Lubrizol	98,588	3,423,961
Lyondell Chemical	270,198	6,209,150
MDU Resources Group	177,875	4,562,494
Martin Marietta Materials	72,980	3,322,779
Minerals Technologies	31,150	1,872,115
Nordson	53,986	1,890,590
Olin	105,685	1,976,310
Overseas Shipholding Group	59,545	3,391,088

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
P.H. Glatfelter	66,350	824,731
Packaging Corp of America	161,615	3,544,217
Peabody Energy	97,240	6,201,967
Pentair	151,940	5,679,517
Potlach	44,650	2,102,569
Precision Castparts	98,236	5,894,160
Quanta Services	177,580 [a]	1,193,338
RPM International	175,983	3,102,580
Ryland Group	35,900	3,424,501
SPX	115,195	4,417,728
Scotts, Cl. A	49,600 [a]	3,185,312
Sequa, Cl. A	15,786 [a]	852,128
Sonoco Products	148,283	3,951,742
Swift Transportation	121,050 [a]	2,287,845
Tecumseh Products, Cl. A	27,950	1,209,676
Teleflex	60,875	2,665,716
Thomas & Betts	89,240 [a]	2,529,062
Toll Brothers	113,095 [a]	5,241,953
Trinity Industries	71,301	2,221,739
Valspar	77,680	3,624,549
Werner Enterprises	119,950	2,542,940
York International	62,700	1,996,368
		226,643,192
Services—10.1%		
Acxiom	130,200	3,255,000
Adesa	143,579	2,893,117
Alliance Data Systems	122,350 [a]	5,172,958
American Greetings, Cl. A	103,295	2,732,153
Banta	37,736	1,535,100
Belo, Cl. A	174,039	4,046,407
CSG Systems International	78,750 [a]	1,323,788
Career Education	155,000 [a]	4,862,350
Catalina Marketing	78,885	2,020,245
Ceridian	224,940 [a]	3,880,215
ChoicePoint	134,171 [a]	5,585,539
Cognizant Technology Solutions	198,900 [a]	6,762,600
Copart	136,200 [a]	2,530,596

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Corinthian Colleges	136,500 [a]	1,960,140
DST Systems	127,150 [a]	5,702,678
DeVry	106,395 [a]	1,553,367
Dun & Bradstreet	106,440 [a]	6,020,246
Education Management	110,700 [a]	2,968,974
Emmis Communications, Cl. A	84,850 [a]	1,586,695
Entercom Communications	75,485 [a]	2,506,102
Fair Isaac	106,395	3,213,129
Gartner, Cl. A	163,630 [a]	1,947,197
Hanover Compressor	118,045 [a]	1,536,946
Harte-Hanks	130,080	3,348,259
ITT Educational Services	69,200 [a]	2,630,292
Jack Henry & Associates	136,650	2,547,156
Keane	93,540 [a]	1,478,867
Kelly Services, Cl. A	53,285	1,434,166
Korn/Ferry International	58,600 [a]	1,019,640
Laureate Education	69,100 [a]	2,710,102
Lee Enterprises	68,350	3,165,972
MPS Group	159,315 [a]	1,677,587
Manpower	136,455	6,174,588
Media General, Cl. A	35,900	2,092,970
Reader's Digest Association	150,665	2,121,363
Regis	67,000	2,867,600
Rent-A-Center	119,700 [a]	2,871,603
Republic Services	229,845	7,079,226
Rollins	69,082	1,820,311
Scholastic	59,950 [a]	1,817,684
Six Flags	140,805 [a]	709,657
Stericycle	68,400 [a]	3,100,572
Telephone and Data Systems	86,635	6,488,961
United Rentals	117,695 [a]	1,818,388
Valassis Communications	78,430 [a]	2,696,423
Washington Post, Cl. B	14,529	13,294,035
Westwood One	147,210 [a]	3,397,607
		153,958,571

Common Stocks (continued)	Shares	Value ($)
Technology—11.3%		
ADTRAN	120,600	2,604,960
AMETEK	103,284	3,400,109
Activision	209,450 [a]	3,032,836
Advanced Fibre Communications	133,900 [a]	2,091,518
Advent Software	50,250 [a]	1,048,215
Amphenol, Cl. A	133,100 [a]	4,569,323
Arrow Electronics	174,882 [a]	4,190,173
Ascential Software	88,855 [a]	1,251,967
Atmel	719,900 [a]	2,289,282
Avnet	182,383 [a]	3,093,216
Avocent	74,550 [a]	2,653,980
Cabot Microelectronics	37,562 [a]	1,353,359
Cadence Design Systems	407,590 [a]	5,070,419
CheckFree	131,300 [a]	4,070,300
CommScope	81,890 [a]	1,474,839
Credence Systems	144,300 [a]	1,089,465
Cree	110,900 [a,b]	3,827,159
Cypress Semiconductor	189,643 [a]	1,996,941
Diebold	108,496	5,191,533
Fairchild Semiconductor, Cl. A	180,675 [a]	2,596,300
Harris	100,440	6,180,073
Imation	53,800	1,682,326
Integrated Circuit Systems	109,900 [a]	2,478,245
Integrated Device Technology	160,650 [a]	1,898,883
International Rectifier	100,090 [a]	3,978,578
Intersil, Cl. A	227,800	3,717,696
KEMET	130,950 [a]	1,016,172
LTX	92,300 [a]	599,950
Lam Research	202,850 [a]	5,280,185
Lattice Semiconductor	171,700 [a]	853,349
Macromedia	105,100 [a]	2,852,414
Macrovision	74,800 [a]	2,022,592
McAfee	236,505 [a]	5,723,421
McData, Cl. A	179,750 [a]	1,128,830
Mentor Graphics	108,559 [a]	1,263,627

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Micrel	138,550 a	1,555,917
Microchip Technology	311,650	9,427,412
National Instruments	119,300	3,284,329
Newport	64,625 a	729,616
Plantronics	72,550	3,155,925
Plexus	65,350 a	809,687
Polycom	150,500 a	3,107,825
Powerwave Technologies	157,950 a	1,179,887
Quantum	275,321 a	737,860
RF Micro Devices	282,500 a	1,839,075
RSA Security	96,350 a	1,971,321
Retek	84,650 a	467,268
Reynolds & Reynolds, Cl. A	97,842	2,407,892
SanDisk	245,100 a,b	5,115,237
Semtech	112,500 a	2,349,000
Silicon Laboratories	78,400 a	2,349,648
Storage Technology	168,241 a	4,545,871
Sybase	143,860 a	2,277,304
Synopsys	236,100 a	3,834,264
3Com	595,700 a	2,466,198
Tech Data	87,800 a	3,546,242
Titan	127,655 a	1,894,400
Transaction Systems Architects, Cl. A	56,750 a	930,416
TriQuint Semiconductor	207,838 a	739,903
UTStarcom	172,400 a,b	2,951,488
Vishay Intertechnology	251,449 a	3,251,236
Wind River Systems	123,950 a	1,659,691
Zebra Technologies, Cl. A	108,495 a	5,749,150
		171,906,297
Utilities—5.0%		
Alliant Energy	171,349	4,520,187
Aquila	356,820 a	1,131,119
Black Hills	49,092	1,446,250
Cincinnati Bell	371,250 a	1,265,963

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
DPL	191,530	4,137,048
Duquesne Light Holdings	115,945	1,989,616
Energy East	222,066	5,596,063
Great Plains Energy	112,375	3,201,564
Hawaiian Electric Industries	121,853	3,416,758
IDACORP	57,833	1,791,666
Leucadia National	107,295	6,346,499
NSTAR	80,435	3,979,119
Northeast Utilities	194,140	3,752,726
OGE Energy	132,651	3,365,356
PNM Resources	91,431	2,128,514
Pepco Holdings	280,913	5,789,617
Puget Energy	150,600	3,502,956
SCANA	168,979	6,269,121
Sierra Pacific Resources	177,636 [a,b]	1,705,306
Westar Energy	129,905	2,721,510
Wisconsin Energy	178,012	5,810,312
WPS Resources	56,400	2,679,000
		76,546,270
Total Common Stocks		
(cost $1,301,478,385)		**1,492,973,127**

Short-Term Investments−1.8%	Principal Amount ($)	Value ($)
Repurchase Agreement−1.7%		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, 1.77%, dated 10/29/2004, due 11/1/2004 in the amount of $26,403,894 (fully collateralized by $25,355,000 of Federal Home Loan Mortgage Corp., value $26,930,532)	26,400,000	**26,400,000**
U.S. Treasury Bills−.1%		
1.66%, 1/6/2005	2,000,000 [c]	**1,993,360**
Total Short-Term Investments		
(cost $28,393,932)		**28,393,360**

Investment of Cash Collateral for Securities Loaned—1.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $20,837,746)	20,837,746 d	**20,837,746**
Total Investments (cost $1,350,710,063)	**101.0%**	**1,542,204,233**
Liabilities, Less Cash and Receivables	**(1.0%)**	**(15,943,882)**
Net Assets	**100.0%**	**1,526,260,351**

a   *Non-income producing.*
b   *All or a portion of these securities are on loan. At October 31, 2004, the total market value of the fund's securities on loan is $20,082,197 and the total market value of the collateral held by the fund is $20,837,746.*
c   *Partially held by a broker in a segregated account as collateral for open financial futures positions.*
d   *Investment in affiliated money market mutual fund.*

Portfolio Summary †

	Value (%)		Value (%)
Interest Sensitive	18.2	Utilities	5.0
Consumer Cyclical	15.4	Consumer Staples	3.5
Producer Goods & Services	14.8	Short-Term/	
Technology	11.3	Money Market Investments	3.2
Services	10.1	Futures Contracts	.0
Health Care	10.0		
Energy	9.5		**101.0**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2004

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 10/31/2004 ($)
Financial Futures Long				
Standard & Poor's Midcap 400	99	29,838,600	December 2004	**517,150**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $20,082,197)–Note 1(b):		
Unaffiliated issuers	1,329,872,317	1,521,366,487
Affiliated issuers	20,837,746	20,837,746
Cash		2,040,574
Receivable for shares of Common Stock subscribed		5,461,790
Dividends and interest receivable		848,487
Receivable for futures variation margin–Note 4		116,403
		1,550,671,487
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		635,923
Liability for securities on loan–Note 1(b)		20,837,746
Payable for shares of Common Stock redeemed		1,928,570
Payable for investment securities purchased		1,008,897
		24,411,136
Net Assets ($)		**1,526,260,351**
Composition of Net Assets ($):		
Paid-in capital		1,316,077,917
Accumulated undistributed investment income–net		7,681,737
Accumulated net realized gain (loss) on investments		10,489,377
Accumulated net unrealized appreciation (depreciation) on investments (including $517,150 net unrealized appreciation on financial futures)		192,011,320
Net Assets ($)		**1,526,260,351**
Shares Outstanding		
(200 million shares of $.001 par value Common Stock authorized)		62,168,994
Net Asset Value, offering and redemption price per share–Note 3(c) ($)		**24.55**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Income:	
Cash dividends	15,779,065
Interest	410,419
Income from securities lending	67,285
Total Income	**16,256,769**
Expenses:	
Management fee–Note 3(a)	3,435,788
Shareholder servicing costs–Note 3(b)	3,435,788
Loan commitment fees–Note 2	10,379
Total Expenses	**6,881,955**
Investment Income–Net	**9,374,814**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	43,787,035
Net realized gain (loss) on financial futures	1,560,278
Net Realized Gain (Loss)	**45,347,313**
Net unrealized appreciation (depreciation) on investments [including ($170,900) net unrealized (depreciation) on financial futures]	70,881,888
Net Realized and Unrealized Gain (Loss) on Investments	**116,229,201**
Net Increase in Net Assets Resulting from Operations	**125,604,015**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	9,374,814	5,789,142
Net realized gain (loss) on investments	45,347,313	(1,795,489)
Net unrealized appreciation (depreciation) on investments	70,881,888	235,420,894
Net Increase (Decrease) in Net Assets Resulting from Operations	**125,604,015**	**239,414,547**
Dividends to Shareholders from ($):		
Investment income−net	(6,000,438)	(4,716,808)
Net realized gain on investments	(4,930,230)	(12,930,561)
Total Dividends	**(10,930,668)**	**(17,647,369)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	614,920,039	408,666,414
Dividends reinvested	9,820,722	16,211,337
Cost of shares redeemed	(332,883,845)	(230,451,068)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**291,856,916**	**194,426,683**
Total Increase (Decrease) in Net Assets	**406,530,263**	**416,193,861**
Net Assets ($):		
Beginning of Period	1,119,730,088	703,536,227
End of Period	**1,526,260,351**	**1,119,730,088**
Undistributed investment income−net	7,681,737	4,254,873
Capital Share Transactions (Shares):		
Shares sold	25,815,450	21,463,819
Shares issued for dividends reinvested	428,105	911,774
Shares redeemed	(14,022,746)	(12,261,520)
Net Increase (Decrease) in Shares Outstanding	**12,220,809**	**10,114,073**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	22.42	17.66	19.31	25.76	24.14
Investment Operations:					
Investment income−net [a]	.16	.13	.12	.16	.22
Net realized and unrealized gain (loss) on investments	2.18	5.07	(1.04)	(3.02)	6.07
Total from Investment Operations	2.34	5.20	(.92)	(2.86)	6.29
Distributions:					
Dividends from investment income−net	(.12)	(.12)	(.15)	(.21)	(.20)
Dividends from net realized gain on investments	(.09)	(.32)	(.58)	(3.38)	(4.47)
Total Distributions	(.21)	(.44)	(.73)	(3.59)	(4.67)
Net asset value, end of period	24.55	22.42	17.66	19.31	25.76
Total Return (%)	10.50	30.05	(5.30)	(12.85)	30.77
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.50	.51	.50	.50	.50
Ratio of net investment income to average net assets	.68	.69	.61	.72	.90
Portfolio Turnover Rate	14.13	12.12	19.09	28.34	45.74
Net Assets, end of period ($ x 1,000)	1,526,260	1,119,730	703,536	545,881	487,756

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Midcap Index Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to match the performance of the Standard & Poor's Midcap 400 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counterparty default, the fund has the right to use the collateral to offset losses incurred. There is a potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $13,421,803, undistributed capital gains $40,152,643 and unrealized appreciation $156,607,988.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were as follows: ordinary income $8,604,897 and $4,716,808 and long-term capital gains $2,325,771 and $12,930,561, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts, the fund increased accumulated undistributed investment income–net by $52,488, increased accumulated net realized gain (loss) on investments by $155,357 and decreased paid-in capital by $207,845. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .25 of 1% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all of the fund's expenses, except management fees, brokerage commissions, taxes, commitment fees, interest fees and expenses of non–interested Board members (including counsel fees), Shareholder Services Plan fees and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fees and expenses of the non-interested Board members (including counsel fees). Each Board member also serves as a Board member of other funds within the Dreyfus complex (collectively, the "Fund Group"). Each Board member receives an annual fee of $25,000 and a fee of $4,000 for each meeting attended and $500 for telephone meetings. These fees are allocated among the funds in the Fund Group. The Chairman of the Board receives an additional 25% of such compensation. Subject to the fund's Emeritus Program Guidelines, Emeritus Board members, if any, receive 50% of the fund's annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. Amounts required to be paid by the fund directly to the non-interested Board members, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Board members. This amount for the period ended October 31, 2004 was $25,372.

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services at the annual rate of .25 of 1% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, the fund was charged $3,435,788 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $317,962 and shareholder services plan fees $317,961.

(c) A 1% redemption fee is charged and retained by the fund on shares redeemed within six months following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended October 31, 2004, redemption fees charged and retained by the fund amounted to $24,131.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended October 31, 2004, amounted to $479,523,285 and $188,950,969, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2004, are set forth in the Statement of Financial Futures.

At October 31, 2004, the cost of investments for federal income tax purposes was $1,385,596,245; accordingly, accumulated net unrealized appreciation on investments was $156,607,988, consisting of $298,009,876 gross unrealized appreciation and $141,401,888 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft–dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Midcap Index Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Midcap Index Fund, including the statements of investments and financial futures, as of October 31, 2004 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of October 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Midcap Index Fund at October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 8, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.0448 per share as a long-term capital gain distribution of the $.2104 per share paid on December 12, 2003.

The fund also designates 99.95% of the ordinary dividends paid during the fiscal year ended October 31, 2004 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $4,229,217 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

David P. Feldman (64)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Corporate Director & Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 51

Ehud Houminer (64)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 30

Gloria Messinger (74)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

Other Board Memberships and Affiliations:
• Yale Law School Fund, Director
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director
• New York Women's Agenda Music Performance Trust Fund, Director

No. of Portfolios for which Board Member Serves: 19

———————————

T. John Szarkowski (78)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Consultant in Photography

Other Board Memberships and Affiliations:
• Photography Department at The Museum of Modern Art, Director Emeritus

No. of Portfolios for which Board Member Serves: 19

———————————

Anne Wexler (74)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 29

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
Midcap Index Fund, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Boston Safe Deposit and
Trust Company
One Boston Place
Boston, MA 02109

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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